

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

March 31, 2017

Timothy T. O'Dell
President and Chief Executive Officer
Central Federal Corporation
7000 North High Street
Worthington, OH 43085

> **Re:** **Central Federal Corporation**
> **Registration Statement on Form S-3**
> **Filed March 24, 2017**
> **File No. 333-216922**

Dear Mr. O'Dell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Donovan, Staff Attorney, at (202) 551-8636 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Anthony D. Weis, Esq.
        Vorys, Sater, Seymour and Pease LLP